Exhibit 99.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (“Agreement”) is entered into by and between Magnegas Corporation, a Delaware corporation (the “Company”), and Carla Santilli, the undersigned individual (“Employee”).

RECITAL

The Company and Employee desire to enter into an Employment Agreement setting forth the terms and conditions of Employee’s employment with the Company.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the Company and Employee agree as follows:

1. Employment.

(a) Employment.  The Company hereby employs the Employee, and the Employee hereby accepts such employment, upon the terms and subject to the conditions set forth in this Agreement.

(b) Term.  The Company hereby employs Employee as Human Resources Officer and Bookkeeping Office Overseer for reports to management and the BOD.  This agreement will terminate automatically on March 31, 2014 unless renewed in writing by both parties and is subject to the terms and conditions of this agreement.

(c) Duties and Responsibilities.  The Employee shall have the duties and responsibilities normally associated with Human Resource and Bookkeeping position.  Employee will not have the right to execute or bind any contracts.

(d) Location.  The location at which Employee shall perform services for the Company shall be Tarpon Springs, Florida.

2. Compensation.

(a) Base Salary.  Employee shall be paid a base salary (“Base Salary”) at the annual rate of $60,000  payable in weekly installments consistent with Company’s payroll practices.

(b) Payment.  Payment of all compensation to Employee hereunder shall be made in accordance with the relevant Company policies in effect from time to time, including normal payroll practices, and shall be subject to all applicable employment and withholding taxes.

(c) Bonus.  Employee shall not be entitled to a bonus.

(d) Business Expenses.  Upon submission of itemized expense statements in the manner specified by the Company, Employee shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Employee in the performance of his duties under this Agreement; provided, however, that any such expense in excess of $1,000.00 must be approved in advance by the Company. Employee will not be compensated for gas or mileage for his travel to and from the office or to and from the airport.

(e) Vacation.  Employee shall be entitled to three (3) weeks of vacation each year of full employment, exclusive of legal holidays, as long as the scheduling of Employee’s vacation does not interfere with the Company’s normal business operations.

(f) Stock Compensation & Options.  Employee shall be entitled to the following stock compensation to acquire Common Stock of the Company.  This compensation shall be in the form of common stock options.  The exercise price for all options stated below shall be $1.50 cents per share. The shares will be vested each calendar quarter as earned:

300,000 (or equivalent in the event of a forward or reverse split) common share options at $1.5 cents ($1.50) of MagneGas MNGA stock shall be immediately granted to Employee with 25,000 shares vesting per quarter for a cumulative vested amount of 100,000 shares per year.  Vesting will continue for a period of three years as long as the Employee continues to be employed by the company.

All stock options vest 100% upon a change in control of the company (CIC).  CIC will be defined as a merger in which the merging company takes majority control, takeover or change in majority of the BOD.  Issuance of the options shall be in accordance with all applicable securities laws and the other terms and conditions of the Company’s Stock Option Plan (if any) and the Stock Option Agreement with Employee of even date herewith.

No Other Benefits.  Employee understands and acknowledges that the compensation specified in Sections 2 and 3 of this Agreement shall be in lieu of any and all other compensation, benefits and plans.

3. Employee’s Business Activities.  Employee shall devote the substantial portion of his entire business time, attention and energy exclusively to the business and affairs of the Company, Employee may serve as a member of the Board of Directors of other organizations that do not compete with the Company, and may participate in other professional, civic, governmental organizations and activities that do not materially affect his ability to carry out his duties hereunder. Employee is expected to be at the office or in the field working on behalf of the Company from 8am to 4pm, Monday through Friday at a minimum.

4. Termination of Employment or CIC.

(a) For Cause.  Notwithstanding anything herein to the contrary, the Company may terminate Employee’s employment hereunder for cause for any one of the following reasons:  (1) conviction of a felony, or a misdemeanor where imprisonment is imposed, (2) commission of any act of theft, fraud, or falsification of any employment or Company records in any material way, (3) Employee’s failure or inability to perform any material reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability, or (4) material breach of this Agreement which breach is not cured within ten (10) days following written notice of such breach.  Upon termination of Employee’s employment with the Company for cause, the Company shall be under no further obligation to Employee for salary or bonus, except to pay all accrued but unpaid base salary, accrued bonus (if any) and accrued vacation to the date of termination thereof.

(b) Termination for Good Reason.  If Employee terminates his employment with the Company for Good Reason (as hereinafter defined), he shall be entitled to the severance benefits set forth below. For purposes of this Agreement, “Good Reason” shall mean any of the following:  (i) relocation of the Company’s executive offices more than forty miles from the current location, without Employee’s concurrence; (ii) any material breach by the Company of this Agreement; (iii) a material change in the principal line of business of the Company, without Employee’s concurrence, or (iv) any significant change in the Employee’s duties and responsibilities.

(c) Cooperation.  After notice of termination, Employee shall cooperate with the Company, as reasonably requested by the Company, to effect a transition of Employee’s responsibilities and to ensure that the Company is aware of all matters being handled by Employee.

(d) In addition in the event of a CIC or un-willful termination without cause the Chief Scientist will receive a severance benefit of two years total salary plus benefits and all options will vest automatically plus relocation payable within 30 days.

5. Disability of Employee.  The Company may terminate this Agreement without liability if Employee shall be permanently prevented from properly performing his essential duties hereunder with reasonable accommodation by reason of illness or other physical or mental incapacity for a period of more than 120 consecutive days.  Upon such termination, Employee shall be entitled to all accrued but unpaid Base Salary, accrued bonus (if any) and accrued vacation.

6. Death of Employee.  In the event of the death of Employee, the Company’s obligations hereunder shall automatically cease and terminate; provided, however, that within 30 days the Company shall pay to Employee’s heirs or personal representatives Employee’s Base Salary, including any bonus compensation earned but not yet paid, and accrued vacation accrued to the date of death.  After receiving the payments provided in this Section 6, the Employee and his estate shall have no further rights under this Agreement.

7. Disclosure.  The Employee agrees that during the term of his employment by the Company, he will disclose and disclose only to the Company, in writing, all ideas, methods, plans, developments or improvements known by him/her which relate directly or indirectly to the business of the Company, whether acquired by the Employee before or during his/her employment by the Company. Nothing in this Section 7 shall be construed as requiring any such communication where the idea, plan, method or development is lawfully protected from disclosure as a trade secret of a third party or by any other lawful prohibition against such communication.

8. Confidentiality and Ownership Rights.

(a)             Nondisclosure of Information. The Employee acknowledges that in the course of his employment by the Company he will receive certain information and trade secrets, which may include, but are not limited to, programs, lists of acquisition or disposition prospects and knowledge of acquisition strategy, financial information and reports, lists of customers or potential customers and other proprietary information, confidential information and knowledge concerning the business of the Company (hereinafter collectively referred to as “Information”) which the Company desires to protect. The Employee understands that the Information is confidential and agrees not to reveal the Information to anyone outside the Company, unless compelled to do so by any federal or state regulatory agency or by a court order. If Employee becomes aware that disclosure of any Information is being sought by such an agency or through a court order, Employee will immediately notify the Company. The Employee further agrees that he will at no time use the Information in competing with the Company. Upon termination of Employee's employment with the Company, regardless of the reason for such termination, the Employee shall surrender to the Company all papers, documents, writings and other property produced by him/her or coming into his/her possession by or through his/her employment or relating to the Information, and the Employee agrees that all such materials are and will at all times remain the property of the Company and to the extent the Employee has any rights therein, he hereby irrevocably assigns such rights to the Company.

(b) Ownership of Information, Ideas, Concepts, Improvements, Discoveries and Inventions.

i.
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The obligations under this Section 7 shall survive termination of this Agreement for any reason.

9. Non-compete, Non-Solicitation.

(a)  During the term of Employee's employment with the Employer and for a period of twenty four months from the voluntary or involuntary termination of Employee's employment with the  Employer for any reason whatsoever, Employee shall not, either on his or her own  account or for any person, firm, partnership, Employer, or other entity (a) solicit, interfere with, or endeavor to  cause any Employee of the Employer to leave the Employer’s employment, or (b) induce or attempt to induce any such Employee to breach any similar agreement with the Employer.

(b)   During the term of Employee's employment with the Employer and for a period of twenty four months from the voluntary or involuntary termination of Employee's employment with the Employer for any reason whatsoever, Employee shall not solicit, induce, or attempt to induce any past or current customer or vendor (including referral sources and lending institutions) of the Employer (a) to cease doing business in whole or in part with or through the Employer, or (b) to do  business with any other person, firm, partnership, corporation, or other entity which performs services materially  similar to or competitive with those provided by the Employer.

(c)  During the term of Employee's employment with the Employer and for a period of twenty four months from the voluntary or involuntary termination of Employee's employment with the Employer for any reason whatsoever, Employee (a) will not, directly or indirectly, own, manage, operate, control, be  employed by, perform services for, consult with, solicit business for, participate in, or be connected with the ownership, management, operation, or control of any business which performs services or sell products materially similar to or  competitive with those provided by the Employer within any state in which the Employer has provided services or sold products.  Employee acknowledges that Employer sells products and provides services throughout the United States.

(d)  Employee acknowledges that the restraints and restrictions set forth in this covenant are reasonably necessary to protect the legitimate business interests of the Employer.  Employee acknowledges that the Employer’s legitimate business interests include, without limitation, trade secrets as that term is defined under Fla. Stat. 688.002 (4); valuable confidential business or professional information; substantial relationships with specific prospective or existing customers, client goodwill, an ongoing business practice evidenced by trade dress, a specific albeit global geographical location, specific marketing methods and areas, and specialized training.

(e) In keeping with Employee's fiduciary duties to the Company, Employee agrees that while employed by the company he shall not, acting alone or in conjunction with others, directly or indirectly, become involved in a conflict of interest or, upon discovery thereof, allow such a conflict to continue. Moreover, Employee agrees that he shall immediately disclose to the Company any facts which might involve any reasonable possibility of a conflict of interest. It is agreed that any direct or indirect interest, connection with, or benefit from any outside activities, where such interest might in any way adversely affect the Company, involves a possible conflict of interest.  Circumstances in which a conflict of interest on the part of Employee might arise, and which must be reported immediately by Employee to the Company, include, but are not limited to, the following:

• ownership of a material interest in any supplier, contractor, subcontractor, customer, or other entity with which the Company does business;
• acting in any capacity, including director, officer, partner, consultant, employee, distributor, agent, or the like for a supplier, contractor, subcontractor, customer, or other entity with which the Company does business;
• accepting, directly or indirectly, payment, service, or loans from a supplier, contractor, subcontractor, customer, or other entity with which the Employee does business, including, but not limited to, gifts, trips, entertainment, or other favors of more than a nominal value;
• misuse of the Company's information or facilities to which Employee has access in a manner which will be detrimental to the Employee's interest, such as utilization for Employee’s own benefit of know-how, inventions, or information developed through the Employee's business activities;
• disclosure or other misuse of information of any kind obtained through Employee's connection with the Company;
• appropriation by Employee or the diversion to others, directly or indirectly, of any business opportunity in which it is known or could reasonably be anticipated that the Company would be interested; and
• the ownership, directly or indirectly, of a material interest in an enterprise in competition with the Company, or acting as an owner, director, principal, officer, partner, consultant, employee, agent, servant, or otherwise of any enterprise which is in competition with the Company.

10. Assignment and Transfer.  The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Company.  Employee’s rights and obligations under this Agreement shall not be transferable by assignment or otherwise, and any purported assignment, transfer or delegation thereof shall be void.  The provisions of this Section 11 shall specifically survive the expiration or earlier termination of this Agreement.

11. Specific Performance.  The Employee agrees that damages at law will be an insufficient remedy to the Company if the Employee violates the terms of Sections 7, 8 or 9 of this Agreement and that the Company would suffer irreparable damage as a result of such violation. Accordingly, it is agreed that the Company shall be entitled, upon application to a court of competent jurisdiction, to obtain injunctive relief to enforce the provisions of such Sections, which injunctive relief shall be in addition to any other rights or remedies available to the Company.  The provisions of this Section 12 shall specifically survive the expiration or earlier termination of this Agreement.

12. No Inconsistent Obligations.  Employee is aware of no obligations, legal or otherwise, inconsistent with the terms of this Agreement or with his undertaking employment with the Company.  The Employee represents and warrants that the execution of this Agreement by him and his performance of his obligations hereunder will not conflict with, result in the breach of any provision of or the termination of or constitute a default under any agreement to which the Employee is a party or by which the Employee is or may be bound.  Employee will not disclose to the Company, or use, or induce the Company to use, any proprietary information or trade secrets of others.  Employee represents and warrants that he or she has returned all property and confidential information belonging to all prior employers.

13. Miscellaneous.

(a) Attorneys’ Fees.  Should either party hereto, or any heir, personal representative, successor or assign of either party hereto, resort to legal proceedings in connection with this Agreement or Employee’s employment with the Company, the party or parties prevailing in such legal proceedings shall be entitled, in addition to such other relief as may be granted, to recover its or their reasonable attorneys’ fees and costs in such legal proceedings from the non-prevailing party or parties; provided, however, that nothing herein is intended to affect the provisions of Section 14(l).

(b) Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to conflict of law principles.

(c) Entire Agreement.  Except with respect to the Stock Option Plan (if any) and Stock Option Agreement referenced in Section 2(g), this Agreement, contains the entire agreement and understanding between the parties hereto and supersedes any prior or contemporaneous written or oral agreements, representations and warranties between them respecting the subject matter hereof.

(d) Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

(e) Amendment.  This Agreement may be amended only by a writing signed by Employee and by a duly authorized representative of the Company.

(f) Severability.  If any term, provision, covenant or condition of this Agreement, or the application thereof to any person, place or circumstance, shall be held to be invalid, unenforceable or void, the remainder of this Agreement and such term, provision, covenant or condition as applied to other persons, places and circumstances shall remain in full force and effect.

(g) Survival.  The provisions of this Agreement containing express survival clauses as well as the provisions of this Agreement which are intended to apply, operate or have effect after the expiration or termination of the term of this Agreement, or at a time when the term of this Agreement may have expired or terminated, shall survive the expiration or termination of the term of this Agreement for any reason.

(h) Construction.  The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement.  The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Employee.

(i) Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original.

(j) Rights Cumulative.  The rights and remedies provided by this Agreement are cumulative, and the exercise of any right or remedy by either party hereto (or by its successor), whether pursuant to this Agreement, to any other agreement, or to law, shall not preclude or waive its right to exercise any or all other rights and remedies.

(k) Nonwaiver.  No failure or neglect of either party hereto in any instance to exercise any right, power or privilege hereunder or under law shall constitute a waiver of any other right, power or privilege or of the same right, power or privilege in any other instance.  All waivers by either party hereto must be contained in a written instrument signed by the party to be charged and, in the case of the Company, by an officer of the Company (other than Employee) or other person duly authorized by the Company.

(l) Notices.  All notices which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy or similar electronic transmission method; one working day after it is sent, if sent by recognized expedited delivery service; and five days after it is sent, if mailed, first class mail, certified mail, return receipt requested, with postage prepaid. In each case notice shall be sent to:

If to the Employee:

Carla Santilli
90 Eastwinds Ct
Palm Harbor FL 34683
if to the Company:

Magnegas Corporation
150 Rainville Road
Tarpon Springs, FL 34689

(m) Assistance in Litigation.  Employee shall, during and after termination of employment, upon reasonable notice, furnish such information and proper assistance to the Company as may reasonably be required by the Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become a party; provided, however, that such assistance following termination shall be furnished at mutually agreeable times and for mutually agreeable compensation.

(n) Disputes.  Any controversy, claim or dispute arising out of or relating to this Agreement or the employment relationship, either during the existence of the employment relationship or afterwards, between the parties hereto, shall be litigated solely in state or federal court in Tampa, Florida.  Each party (1) submits to the jurisdiction of such court, (2) waives the defense of an inconvenient forum, (3) agrees that valid consent to service may be made by mailing or delivery of such service to the Florida Secretary of State (the “Agent”) or to the party at the party’s last known address, if personal service delivery can not be easily effected, and (4) authorizes and directs the Agent to accept such service in the event that personal service delivery can not easily be effected.  EACH PARTY, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AS TO ANY ISSUE RELATING HERETO IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER MATTER INVOLVING THE PARTIES HERETO.  The provisions of this Section 14(n) shall specifically survive the termination of this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below.

MAGNEGAS CORPORATION		EMPLOYEE:

By:	/s/ Ermanno Santilli	/s/ Carla Santilli
Name:	Ermanno Santilli	Carla Santilli
Title:	Chief Executive Officer

Date:	June 24, 2012